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                           AUTO-Q INTERNATIONAL, INC.
                         55-57 WOODCOCK TRADING ESTATE
                          WARMINSTER WILTSHIRE BA12 9DX

                                                                  March 22, 2002
Via Edgar and Facsimile
-----------------------

Mr. Steven Hearne
Reviewer - Div. of Corporation Finance
Mail Stop 4-7
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Auto-Q International, Inc.
          Registration Statement on Form 8-A12B
          File No. 001-312263
          -------------------------------------

Dear Mr. Hearne:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form 8-A12B, together with all amendments and exhibits thereto, Commission File No. 001-312263 (collectively the "Form 8-A12B"). The Form 8-A12B was originally filed with the Commission on March 8, 2002.

     The reasons the Registrant is requesting withdrawal of the Form 8-A12B are because the filing was made in error and the Registrant intended to and will register the applicable securities under a Registration Statement on Form 8-A12G. The Form 8-A12B was never declared effective by the Commission, no securities have been sold under the Form 8-A12B and all activity in connection with the Form 8-A12B, other than this request for an Order granting withdrawal, has been discontinued.

     In the event that you have any questions regarding the withdrawal of the Form 8-A12B, kindly contact Wendy Norris of Piper Marbury Rudnick & Wolfe LLP at (212) 835-6075. We also ask that you provide to the Registrant and Registrant's legal counsel a copy of the order granting the withdrawal of the Form 8-A12B as soon as possible.

                    Sincerely,

                    AUTO-Q INTERNATIONAL, INC.



                    By: /s/ Tom Lam
                        ----------------------
                        Tom Lam
                        Chief Executive Officer